DRAFT



Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., NW
Washington, DC 20004




LAURA E. FLORES*
202.739.5684
lflores@morganlewis.com
* Admitted in Florida only


May XX, 2005


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

Re: RYDEX SERIES FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 56 (FILE NOS. 333-59692 AND 811-07584)

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 56, filed on March 10, 2005 for the purpose of introducing the Strengthening Dollar Fund, Weakening Dollar Fund, and Commodities Fund (each a "Fund" and together, the "Funds") into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus and/or Statement of Additional Information (SAI).

1. COMMENT. Please include disclosure concerning the Strengthening Dollar and Weakening Dollar Funds' policy to invest at least 80% of the value of their assets in instruments suggested by each Fund's name.

         RESPONSE. Section 35(d) of the Investment Company Act of 1940 makes it unlawful for a fund to adopt as part of its name any word which the Commission finds, by rule regulation or order, to be materially deceptive or misleading. Rule 35d-1, as adopted by the Commission, states, in pertinent part, that names suggesting investment in certain investments are misleading in the absence of the fund adopting a policy to invest at least 80% of its net assets in the particular type of investment. We do not believe that Rule 35d-1 is applicable to the Strengthening Dollar and Weakening Dollar Funds because the use of the word "dollar" in the name of each Fund does not suggest a focus on a
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         particular type of investment. In fact, we are unable to speculate as to what type of investment the staff might believe is suggested by use of the word "dollar." Further, we believe that the use of "dollar" in the Funds' names is neither deceptive nor does it raise the concerns discussed in the Release adopting Rule 35d-1.1 The Funds' names would not "lead a reasonable investor to conclude that the Funds invest in a manner that is inconsistent with the Funds' intended investments or the risk of those investments."2 Therefore, we have not included disclosure concerning an 80% policy for the Funds. The Strengthening Dollar and Weakening Dollar Funds' "Principal Investment Strategy" is disclosed as follows:

         Strengthening Dollar Fund:

         The Strengthening Dollar Fund employs as its investment strategy a program of investing in derivative instruments, such as index swaps, futures contracts and options on securities, and futures contracts. Investing in derivative instruments enables the Fund to pursue its objective without investing directly in the securities included in the underlying index, or in the same proportion that those securities are represented in the underlying index. On a day-to-day basis, the Strengthening Dollar Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts. The Strengthening Dollar Fund also may enter into repurchase agreements. The US Dollar Index is a broad based, diversified index representing an investment in the U.S. Dollar (USD). The New York Board of Trade determines the value of the US Dollar Index by averaging the exchange rates between the USD and the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona, and Swiss Franc.

         Weakening Dollar Fund:

         The Weakening Dollar Fund employs as its investment strategy a program of engaging in short sales of securities and investing in derivative instruments, such as index swaps, futures contracts and options on securities, and futures contracts. Engaging in short sales and investing in derivative instruments enables the Fund to pursue its objective without investing directly in the securities included in the underlying index, or in the same proportion that those securities are represented in the underlying index. On a day-to-day basis, the Weakening Dollar Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts. The Weakening Dollar Fund also may enter into repurchase agreements. The US Dollar Index is a broad based, diversified index representing an investment in the U.S. Dollar (USD). The New York Board of Trade determines the value of the US Dollar Index by averaging the exchange rates between the USD and the Euro, Japanese Yen, British Pound, Canadian Dollar, Swedish Krona, and Swiss Franc.

----------
1 INVESTMENT COMPANY NAMES, Investment Company Act Rel. No. 24828
- (Jan. 17, 2001).


2 ID. at p.8.
-


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2.       COMMENT. Please include disclosure concerning the Commodities Fund's policy to invest at least 80% of the value of its assets in commodity investments as suggested by the Fund's name on page 9 of the Prospectus.

         RESPONSE. We have revised the language under the Fund's "Principal Investment Strategy" as follows:

         "The Commodities Fund seeks 100% (but at all times at least 80%) exposure to the performance of the commodities markets. This is a non-fundamental policy that can be changed by the Commodities Fund upon 60 days' prior notice to shareholders. The Fund will seek to gain exposure to the commodity markets by investing in commodity-linked derivative instruments, including swap agreements, commodity options, futures, options on futures and commodity-linked notes. Investing in derivative instruments enables the Fund to pursue its objective without investing directly in physical commodities. It is anticipated that the Fund's investment exposure will tend to be heavily weighted toward oil and other energy-related commodities. On a day-to-day basis, the Fund holds U.S. Government securities or cash equivalents to collateralize these futures and options contracts."

3. COMMENT. Please revise the "Currency Risk" discussion for the Strengthening Dollar and Weakening Dollar Funds to more accurately explain the Funds' exposure to foreign currencies.

         RESPONSE. We have revised the "Currency Risk" discussion for the Strengthening Dollar and Weakening Dollar Funds on pages 5 and 7 of the Prospectus as follows:

         Strengthening Dollar Fund:

         "CURRENCY RISK - The Fund's exposure to the U.S. Dollar Index subjects the Fund to the risk that the foreign currencies will appreciate in value relative to the U.S. Dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad."


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

         Weakening Dollar Fund:

         "CURRENCY RISK - The Fund's exposure to the U.S. Dollar Index subjects the Fund to the risk that the U.S. Dollar will appreciate in value relative to foreign currencies. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates and the imposition of currency controls or other political developments in the U.S. or abroad."

4. COMMENT. Please revise the "Energy Sector Risk" discussion on page 9 of the Prospectus to explain how energy sector commodities may underperform the market as a whole.

         RESPONSE. While we believe that the "Energy Sector Risk" discussion currently satisfies the requirements of Item 2, we have revised the discussion as follows (new language appears in bold for the purposes of this correspondence only):

         "Energy Sector Concentration Risk - The risk that energy sector commodities that the Fund purchases will underperform the market as a whole EITHER BY DECLINING IN VALUE OR FAILING TO PERFORM AS WELL. To the extent that the Fund's investments are concentrated in the same economic sector, the Fund is subject to legislative or regulatory changes, adverse market conditions and/or increased competition affecting that economic sector. The prices of energy sector commodities may fluctuate widely due to changes in value, which depend largely on the price and supply of energy fuels, international political events relating to oil producing countries, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies."

5. COMMENT. Please provide a brief explanation of each portfolio manager's role on the management team on page 25 of the Prospectus.

         RESPONSE. We have revised the first paragraph under "Portfolio Management" as follows:

         "Each Fund is managed by a team of investment professionals. The following portfolio managers are jointly and primarily responsible for the day-to-day management of the Funds. Each of the following portfolio managers is a member of Rydex's Investment Leadership Team and together they share final portfolio management decision-making authority."

6. COMMENT. Please provide more specific disclosure with regard to the information the Board of Trustees considered and their findings prior to their approval of the investment advisory agreement.

         RESPONSE. We have revised the fourth paragraph of the "Board Considerations in Approving the Advisory Agreement" section located on page 21 of the SAI as follows:

         "Based on the Board's deliberations and its evaluation of the information described above, the Board, including all of the independent trustees, agreed that the Advisor had provided high quality services to the Rydex family of Funds in respect to such matters as managing the Funds' portfolios in a manner consistent with the Funds' respective investment objectives, as well as providing transfer agency services, fund accounting services and other services to Fund investors in a manner that meets the needs of investors. In addition, the Board found that the fees charged by the Advisor for the


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         services to be provided to the Funds were reasonable in light of the costs of the services, the profitability of the Advisor, and the fees charged by advisers to other comparable funds. As a result of these findings, the Board unanimously: (a) concluded that terms of the investment advisory agreement are fair and reasonable; (b) concluded that the Advisor's fees are reasonable in light of the services that the Advisor provides to the Trust; and (c) agreed to renew the investment advisory agreement for the Funds."

                                       ***

I hereby acknowledge on behalf of the Rydex Series Funds (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,




Laura E. Flores

cc: W. John McGuire, Esq.
         John M. Ford, Esq.
         Joanna Haigney




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